

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2014

Via E-mail
Mr. Stuart Rosenstein
Executive Vice President, Chief Financial Officer and Secretary
Townsquare Media, LLC
240 Greenwich Avenue
Greenwich, CT 06830

> **Re:** **Townsquare Media, LLC**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on July 14, 2014**
> **File No. 333-197002**

Dear Mr. Rosenstein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note that you had cash of $57.3 million at March 31, 2014. You disclose that you intend to use approximately $46.5 million of cash on hand, together with all the net proceeds of the offering, to repay certain debt. Please revise the disclosure throughout the prospectus to discuss the significant decrease in the company's cash following the offering, including in the last paragraph on page 1, in the Risk Factors and under "Post-Offering Liquidity and Capital Resources" on page 68.

Recent Developments, page 10

Preliminary Estimated Second Quarter Financial Results, page 10

2. We note your disclosure regarding your expected performance for the quarter ended June 30, 2014. To provide balance to your disclosure, please provide an estimated range of net income for the period in addition to net revenue and Adjusted EBITDA.

Equity Compensation Charge Related to Conversion, page 10

3. We note from the paragraph bridging pages 10 and 11 that you expect to record between $47.7 million and $55.8 million of non-cash compensation expense in the third quarter of 2014. Give us an analysis of these anticipated charges. Identify for us the transactions and the new and existing grants and programs for which these charges will be necessary. Tell us the basis for your compensation estimates for each.

4. As required by Item 303(a)(3)(ii) and Instruction 3 to Item 303(a) of Regulation S-K, please address and quantify, in Management's Discussion and Analysis, the impact on your future results of operations of significant planned changes to your *existing* management equity compensation program prior to the proposed offering.

5. Similarly, we note from the first two paragraphs of page 117 that you plan to grant members of management options to purchase Class A and B common stock upon completion of the offering, and that the exercise price of these options will be equal to the offering price. Please separately address any known material impact on your future results of operations of your plans to grant such compensatory options as required by Item 303(a)(3)(ii) and Instruction 3 to Item 303(a) of Regulation S-K. Other components of the $47.7 million and $55.8 million of non-cash compensation expense to be recognized in the third quarter of 2014 should be separately discussed if material.

Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data, page 17
Selected Historical Consolidated Financial and Other Data, page 47
Consolidated Statements of Operations, page F-4
Consolidated Statements of Operations, page

6. We note your response to prior comment 1. It appears to us that corporate expenses are necessary for you to operate your business. Therefore, it is still unclear to us why the exclusion of such expenses is useful to you in analyzing the performance of your operating business. Please revise to provide a more detail disclosure explaining why corporate expenses "are not necessarily indicative of the performance of [y]our operating business."

7. We note the disclosure in the last paragraph of page 118 indicating that you expect to have totals of between 16,692,400 and 16,972,555 Class A, B and C common shares outstanding after the offering. These totals are significantly lower than numbers used for your weighted average basic shares outstanding. We also note from the first paragraph of page 117 that you intend to grant additional common stock options to management upon completion of the offering. Give us your pro forma earnings per share calculations and tell us, if applicable, why it is appropriate to include post-offering option grants in your pro forma earnings per share computations. Explain to us why diluted pro forma

earnings per share for the three months ended March 31, 2014 appears to include anti-dilutive shares given the pro forma loss for the period.

8. In light of the complexities of the planned Conversion and of your capital structures please revise your disclosure of pro forma earnings per share to make the computations of pro forma EPS transparent to investors. This discussion should:

    *   Include reconciliations of the numerators and the denominators of your basic and diluted per-share computations,
    *   Include individual income and per share amount effects of all securities that affect EPS, and
    *   Disclose any securities that could potentially dilute basic EPS in the future that were not included in diluted EPS because they were anti-dilutive for the periods presented.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director